Exhibit 99.87

RIO ALTO PROVIDES LA ARENA PROJECT UPDATE

For Immediate Release	December 20, 2010

Rio Alto Mining Limited (“Rio Alto” or the “Company”) (TSXV & BVL: RIO, OTCQX: RIOAF, DB Frankfurt: MS2) is pleased to provide an update on activities at the La Arena Gold Oxide Project located in Peru.

Construction activities began at La Arena in August 2010, immediately following the approval of the Gold Oxide Project Environmental Impact Study and substantial progress has been made during the past five months.

A civil construction contract was awarded to civil contractor GyM - Stracon´s, Consorcio Tiwu in August.

To date,

  100 percent of the earthworks related to the construction of the nine hectare run of mine (ROM) Pad 1A have been completed and 70 percent of the pad has been lined with geomembrane.

  100 percent of the earthworks related to the 60,000 m3 PLS (Pregnant Liquor Storage) Pond has been completed and sub-drainage installation has commenced. Once the sub-drainage system has been completed lining of the PLS pond will be completed.

  100 percent of the civil work related to the plant site for the adsorption / desorption gold processing plant has been completed.

  Construction of a 300 man camp accommodation, mess facilities and mine offices has commenced with the mine offices due for completion by the end of December, the mess facilities are due for completion at end of January and the camp accommodation facilities are due for completion at the end of March.

  Pad overliner material production is underway and will be completed for ore loading in January.

  Construction of a new school for 300 students, ranging from primary to secondary school students, has started. The new school will be ready in early March for the beginning of the new school year.

A plant construction contract was awarded to Heap Leaching Consulting S.A.C. (HLC) in October.

To date,

  100 percent of the adsorption / desorption gold processing plant has been fabricated at HLC´s workshop located at Huachipa, on the outskirts of Lima.

  Items related to the adsorption circuit and cyanide mixing circuit have been transported to La Arena and assembled on site.

  Diesel operated power supply generators have been delivered to Lima and are awaiting transportation to site.

Reverse circulation (RC) grade control drilling of the first year pit area has commenced and 8,500m of the program have been completed on the Calaorco starter pit area. Approximately 4,000m of RC grade control drilling will commence on the Ethel pit area in mid-January.

The Company’s policy is to halt construction activities when operating heavy equipment in wet ground conditions might be less than safe. To date, a total of 15 days of productive construction time has been lost due to rain that caused wet ground conditions.

Currently the project employs 637 people of which 363 people (57 percent) are from local communities located within a 20km radius of the project. A total of 480,000 man hours have been worked to date and the Company is pleased that there have only been two minor lost time incidents. At present, the project has 65 pieces of mobile equipment and portable plant equipment under contract of which a large percentage are provided by local sub-contractors.

Run of mine ore is planned to be loaded onto the pad in January with irrigation commencing in February. Commissioning of the processing plant will commence in March and gold doré production is scheduled for late April. This timing may be affected if heavy rains negatively impact construction activities.

Alex Black, Rio Alto´s President stated, "A tremendous amount of work has been accomplished at La Arena during the past five months which is a credit to the talent, capability and focus of Rio Alto´s management, staff, consultants and contractors who have worked as a close-knit team with the objective of achieving gold production as quickly and safely as possible. Rio Alto and members of the local communities are looking forward to celebrating the mine commissioning and opening of the new school in the new year.”

This news release contains certain forward-looking information including statements concerning the expected timing for placing ore on the leach pad, completion of a gold recovery plant and production of gold All statements included herein, other than statements of historical fact, are forward-looking information and such information involves various risks and uncertainties. There can be no assurance that such information will prove to be accurate, and actual results and future events could differ materially from those anticipated in such information. A description of assumptions used to develop such forward-looking information and a description of risk factors that may cause actual results to differ materially from forward-looking information can be found in Rio Alto's disclosure documents on the SEDAR website at www.sedar.com. Rio Alto does not undertake to update any forward-looking information except in accordance with applicable securities laws.

To learn more about Rio Alto Mining Limited, please visit: www.rioaltomining.com or Rio Alto's SEDAR profile at www.sedar.com.

ON BEHALF OF THE BOARD OF
RIO ALTO MINING LIMITED

Alex Black
President & COO

FOR FURTHER INFORMATION, CONTACT:

Alex Black, President & COO	Alejandra Gomez, Investor Relations
Phone: +51 1 625 9900	Phone: +1 604 628 1401
Phone: +51 99279 4655	Fax: +1 866 393 4493
Email: alexb@rioaltomining.com	Email:alejandrag@rioaltomining.com

Web: www.rioaltomining.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts the responsibility for the adequacy or accuracy of this release.